[Translation]

                                                               December 22, 2008

To Whom It May Concern:
                                       Company Name:  Kanto Auto Works, Ltd.
                                       Name and Title of Representative:
                                          Tetsuo Hattori, President
                                       (Code Number: 7223
                                          The first sections of the Tokyo Stock
                                            Exchange and the Nagoya Stock
                                            Exchange)
                                       Name and Title of Contact Person:
                                          Shunichi Sano
                                          Managing Officer, General Manager,
                                          Accounting Division
                                       Telephone Number: 055-996-2000

                                       (The Parent Company of Kanto Auto
                                          Works, Ltd.)
                                       Company Name:  Toyota Motor Corporation
                                       Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                       (Code Number: 7203
                                          Securities exchanges throughout Japan)

 Notice Concerning Amendments to the Business Projections for Fiscal Year 2009
 -----------------------------------------------------------------------------

Based on the recent business results of Kanto Auto Works, Ltd. (the "Company"), we hereby announce the following amendments to the consolidated business projections for Fiscal Year 2009 disclosed on October 30, 2008 together with the earnings announcement for the second quarter of Fiscal Year 2009.

Furthermore, for reference, we notify you of the following amendments to the non-consolidated business projections for Fiscal Year 2009 disclosed on April 25, 2008 together with the earnings announcement for Fiscal Year 2008.

1. Amendments to the consolidated business projections for Fiscal Year 2009 (from April 1, 2008 to March 31, 2009).


                                                                                           (In millions of yen)
------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
                                            Net            Operating         Ordinary            Net            Net income
                                          revenues          income            income           Income            per share
                                                                                                                  (yen)
------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
Previous projections (A)                      694,000            11,300            11,000            6,400             92.14
------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
New projections (B)                           652,000             2,500             2,000            1,200             17.28
------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
Amount changed                                -42,000            -8,800            -9,000           -5,200            -74.86
(B - A)
------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
% of change                                     -6.1%            -77.9%            -81.8%           -81.3%            -81.2%
------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
(Reference)
Actual results                                799,706            16,702            16,862            9,930            142.64
for the Fiscal Year 2008
------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------

[For reference]
Amendments to the non-consolidated business projections for Fiscal Year 2009 (from April 1, 2008 to March 31, 2009)


                                                                                           (In millions of yen)

------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
                                            Net            Operating         Ordinary            Net            Net income
                                          revenues          income            income           Income            per share
                                                                                                                  (yen)
------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
Previous projections (A)                      680,000            12,100            13,000            7,700            110.91
------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
New projections (B)                           619,000             1,200             2,400            1,700             24.47
------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
Amount changed                                -61,000           -10,900           -10,600           -6,000            -86.44
(B - A)
------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
% of change                                     -9.0%            -90.1%            -81.5%           -77.9%            -77.9%
------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
(Reference)
Actual results                                739,456            15,456            16,403           10,037            144.17
for the Fiscal Year 2008
------------------------------------- ---------------- ----------------- ----------------- ---------------- -----------------

For non-consolidated business projections, we announced the following for reference purposes in the "FY2009 Second Quarter Financial Overview", disclosed on October 30, 2008 together with the earnings announcement for the second quarter of Fiscal Year 2009.


                                                                                           (In millions of yen)

------------------------------------- ---------------- ----------------- ----------------- ----------------
                                            Net            Operating         Ordinary            Net
                                          revenues          income            income           Income
------------------------------------- ---------------- ----------------- ----------------- ----------------
Non-consolidated business                     660,000             9,600            10,500            6,200
projections on October 30, 2008
------------------------------------- ---------------- ----------------- ----------------- ----------------

2.   Reasons for the Amendments

     Among the figures for consolidated and non-consolidated business results for Fiscal Year 2009, net revenues and the profits are projected to fall below the previously announced projected figures, due to factors such as the decrease in the number of automobiles subcontracted for production by Toyota Motor Corporation to the Company and the impact of raw material.

    (Note) The prospective figures for the business results stated above are based upon information that is currently in the Company's possession and upon certain premises that the Company deems reasonable. The Company's actual future performance or other similar results could differ materially from those discussed above, due to various factors.